UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective March 9, 2026, Ms. Man Chi WAI resigned as director of Neo-Concept International Group Holdings Ltd (the “Company”). The resignation of Ms. Man Chi WAI was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Company has appointed Mr. Chun Kwok WONG (“Mr. Wong”) as an independent director, and a member of each of the audit committee, compensation committee, and nominating and corporate governance committee of the Board, effective from March 9, 2026. The Board determined that Mr. Wong qualifies as independent director in accordance with the published listing requirements of NASDAQ.

Mr. Wong Chun Kwok, aged 43, has over 19 years of experience in accounting and finance. Mr. Wong currently serves as an Executive Director of Universe Printshop Holdings Limited, the shares of which are listed on the GEM Board of the Hong Kong Stock Exchange (stock code: 8448), an independent director of Datasea Inc. (NASDAQ: DTSS) and a non-executive director of DW Consulting Corporation Limited. He was the chief financial officer of Huisen Shares Group Limited (formerly known as Huisen Household International Group Limited), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 2127), from October 2021 to June 2024. He served as the financial controller from February 2017 to January 2018, and the chief financial officer from January 2018 to August 2020 of Fitness World (Group) Limited. He was a senior associate in the assurance practice of PricewaterhouseCoopers Limited (PwC) from January 2016 to January 2017. He worked at Moore Stephens Associates Limited (Hong Kong) as an audit senior associate from October 2010 to December 2015. He worked at KLC CPA Limited from October 2005 to August 2010, with his last position being a supervisor. Mr. Wong obtained his Bachelor of Commerce degree in Accounting from Macquarie University, Australia, in 2005. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and an affiliate member of The Society of Chinese Accountants and Auditors.

Mr. Wong has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Wong had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: March 9, 2026	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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